UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Interactive Intelligence Group, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

45841V 109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.  45841V 109

1.	Names of Reporting Persons.

Donald E. Brown, M.D.

2.	Check the Appropriate Box if a Member of a Group

Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power

4,566,459 (1)

6.	Shared Voting Power

0

7.	Sole Dispositive Power

4,566,459 (1)

8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,566,459 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)

23.6%

___________

(1) Includes 378,000 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from December 31, 2011.

12.	Type of Reporting Person

IN

Item 1.

(a)	Name of Issuer.

Interactive Intelligence Group, Inc. (1)

(b)	Address of Issuer's Principal Executive Offices.

7601 Interactive Way
Indianapolis, Indiana 46278
___________

(1)
On July 1, 2011, Interactive Intelligence Group, Inc., an Indiana corporation, became the successor issuer of Interactive Intelligence, Inc., an Indiana corporation, for purposes of filings under Section 13(d) of the Securities Exchange Act of 1934, as amended, pursuant to a merger whereby ININ Corp., an Indiana corporation and a wholly-owned subsidiary of Interactive Intelligence Group, Inc., was merged with and into Interactive Intelligence, Inc., with Interactive Intelligence, Inc. continuing as the surviving entity and becoming a wholly-owned subsidiary of Interactive Intelligence Group, Inc. As a result of the merger, each holder of Interactive Intelligence, Inc. common stock received the identical number and percentage of the outstanding shares of the common stock of Interactive Intelligence Group, Inc. as they owned of Interactive Intelligence, Inc. immediately prior to the merger.

Item 2.

(a)	Name of Person Filing.

Donald E. Brown, M.D.

(b)	Address of Principal Business Office, or, if none, Residence.

7601 Interactive Way
Indianapolis, Indiana 46278

(c)	Citizenship.

United States of America.

(d)	Title of Class of Securities.

Common Stock, $.01 par value.

(e)	CUSIP Number.

45841V 109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of December 31, 2011.

(a)	Amount beneficially owned:

4,566,459 (1)

(b)	Percent of class:

23.6%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,566,459 (1)

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

4,566,459 (1)

(iv) Shared power to dispose or to direct the disposition of:

0
________________
(1) Includes 378,000 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from December 31, 2011.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	By:	/s/ Donald E. Brown, M.D.
Name: Donald E. Brown, M.D.